BB 3/9

09057935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC

SEC FILE NUMBER
8- 25374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McGinn, Smith & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
99 Pine Street, 5th Floor
(No. and Street)

Albany	New York	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Smith, President (518) 449-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street	Syracuse	New York	13202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/12

OATH OR AFFIRMATION

I, David L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McGinn, Smith & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

CAROLYN GRACEY
Notary Public, State of New York
No. 01GR6037985
Qualified in Rensselaer County
Commission Expires March 6, 20 10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

Board of Directors
McGinn, Smith & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of McGinn, Smith & Co., Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of McGinn, Smith & Co., Inc. for the year ended December 31, 2008, and this report does not affect our report thereon dated February 16, 2009.

Limited Personnel

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

Net Capital Computations

The Company's Net Capital Computation at December 31, 2008 required adjustments for various liability accruals. We recommend the Company monitor its recording of accrued liabilities, so that the Company's calculation of net capital is accurate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 16, 2009

McGINN, SMITH & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CONTENTS

McGINN, SMITH & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying statements of financial condition of **McGINN, SMITH & CO., INC. (a New York corporation)** as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGinn, Smith & Co., Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 16, 2009

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash	$ 154,278	$ 132,757
Marketable Securities	94,606	2,028,624
Not Readily Marketable Investments, at Estimated Fair Market Value	145,144	145,146
Receivables – Clearing Agent and Other	316,725	376,509
Receivables – Corporate Income Tax Refunds	345,000	-
Advances Due From Employees	344,485	357,756
Notes Receivable – Affiliates	218,675	620,184
Property, Equipment, and Software – Net	332,977	356,350
Cash Surrender Value – Life Insurance	172,253	132,787
Prepaid Expenses and Deposits	196,799	486,807
TOTAL ASSETS	$ 2,320,942	$ 4,636,920

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
LIABILITIES		
Accounts Payable and Accrued Expenses	$ 58,310	$ 612,335
Accrued Retirement Plan Expense	41,071	65,693
Commissions Payable to Brokers	156,652	295,888
Dividends Payable	61,404	59,377
Income Taxes Payable – Deferred	-	666,100
TOTAL LIABILITIES	317,437	1,699,393
STOCKHOLDERS' EQUITY		
Preferred Stock – 1987 Series - $100 Par Value – 30,000 Shares Authorized and Issued, 30,000 and 29,800 Shares Outstanding, Respectively	3,000,000	3,000,000
Preferred Stock – 1992 Series - $100 Par Value – 7,500 Shares Authorized and Issued, No Shares Outstanding	750,000	750,000
Preferred Stock – 2008 Series - $100 Par Value – 15,000 Shares Authorized, 11,500 Shares Issued and Outstanding	1,150,000	-
Common Stock - $.01 Par Value – 2,000,000 Shares Authorized – 1,000,000 Shares Issued and Outstanding	10,000	10,000
Additional Paid in Capital	-	1,183
Dividend Payments in Excess of Capital	(235,677)	-
Retained Earnings (Deficit)	(1,920,818)	(53,656)
	2,753,505	3,707,527
Less: Preferred Stock in Treasury – At Cost:		
1987 Series – -0- and 200 Shares at December 31, 2008 and 2007, Respectively	-	20,000
1992 Series – 7,500 Shares	750,000	750,000
TOTAL STOCKHOLDERS' EQUITY	2,003,505	2,937,527
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,320,942	$ 4,636,920

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Commissions	$ 2,988,986	$ 3,920,668
Investment Banking	1,570,224	2,815,116
Advisory Fees	2,866,038	2,545,397
Interest and Dividends	25,553	61,080
Gain on Securities – Net	57,407	1,260,449
TOTAL REVENUES	7,508,208	10,602,710
EXPENSES		
Employee Compensation and Benefits	6,385,339	6,282,076
Commissions and Floor Brokerage	1,212,035	985,603
Communications	594,892	472,091
Interest	3,875	132,042
Fees and Permits	103,460	92,924
Other Operating Expenses	2,081,177	2,058,630
TOTAL EXPENSES	10,380,778	10,023,366
INCOME (LOSS) BEFORE TAXES	(2,872,570)	579,344
PROVISION (CREDIT) FOR INCOME TAXES	(1,005,408)	263,976
NET INCOME (LOSS)	$(1,867,162)	$ 315,368

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Capital Stock					Dividend		Treasury Stock		
	1987 Series Preferred	1992 Series Preferred	2008 Series Preferred	Common	Additional Paid-In Capital	Payments In Excess of Capital	Retained Earnings (Deficit)	1987 Series Preferred	1992 Series Preferred	Total Stockholders' Equity
BALANCE – JANUARY 1, 2007	$ 3,000,000	$ 750,000	$ -	$ 10,000	$ 1,183	$ -	$(130,788)	$(33,000)	$(750,000)	$ 2,847,395
Dividends	-	-	-	-	-	-	(238,236)	-	-	(238,236)
Sale of Preferred Stock	-	-	-	-	-	-	-	13,000	-	13,000
Net Income	-	-	-	-	-	-	315,368	-	-	315,368
BALANCE – DECEMBER 31, 2007	3,000,000	750,000	-	10,000	1,183	-	(53,656)	(20,000)	(750,000)	2,937,527
Dividends	-	-	-	-	(1,183)	(235,677)	-	-	-	(236,860)
Sale of Preferred Stock	-	-	1,150,000	-	-	-	-	20,000	-	1,170,000
Net Loss	-	-	-	-	-	-	(1,867,162)	-	-	(1,867,162)
BALANCE – DECEMBER 31, 2008	$ 3,000,000	$ 750,000	$ 1,150,000	$ 10,000	$ -	$(235,677)	$(1,920,818)	$ -	$(750,000)	$ 2,003,505

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities:		
Net Income (Loss)	$(1,867,162)	$ 315,368
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:		
Depreciation and Amortization	82,397	88,489
Deferred Income Taxes	(666,100)	239,900
Changes in Operating Assets and Liabilities:		
Securities and Investments	1,934,020	(1,338,104)
Receivables – Clearing Agent and Other	59,784	(435,874)
Receivables – Corporate Income Tax Refunds	(345,000)	-
Prepaid Expenses and Deposits	290,008	(101,282)
Accounts Payable and Accrued Expenses	(554,025)	425,083
Accrued Retirement Plan Expense	(24,622)	7,654
Commissions Payable to Brokers	(139,236)	80,035
Total Adjustments	637,226	(1,034,099)
Net Cash Used in Operating Activities	$(1,229,936)	$(718,731)

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows From Investing Activities:		
Purchases of Property and Equipment	$(59,024)	$(30,191)
Cash Surrender Value – Officers Life Insurance	(39,466)	(35,457)
Repayments From Employee Advances	13,271	30,121
Repayments From Affiliates	401,509	343,658
Cash Provided by Investing Activities	316,290	308,131
Cash Flows From Financing Activities:		
Principal Payments Made on Borrowings	-	(82,225)
Dividends Paid	(234,833)	(239,683)
Sale of 2008 Series Preferred Stock	1,150,000	-
Sale of 1987 Series Preferred Treasury Stock	20,000	13,000
Net Cash Provided by (Used in) Financing Activities	935,167	(308,908)
Net Increase (Decrease) in Cash and Cash Equivalents	21,521	(719,508)
Cash – Beginning of Year	132,757	852,265
Cash – End of Year	$ 154,278	$ 132,757
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest Paid	$ 3,875	$ 132,042
Corporate Income Tax Payments	8,225	17,624

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – McGinn, Smith & Co., Inc. (Company), a corporation organized in the state of New York during September 1980, is engaged in the securities and investment brokerage business in Albany and New York City, New York. The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company monitors its cash balances which at times exceed FDIC insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." The Company maintains its records for income tax reporting purposes on the cash basis. Transactions in securities are recorded on a trade date basis for financial statements and tax purposes. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by National Financial Services, LLC (NFS), on a fully disclosed basis. The Company's agreement with NFS provides that as clearing broker, NFS will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to NFS. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities and Not Readily Marketable Investments – Marketable securities are valued at fair market value. Not readily marketable investments are valued at estimated fair value as determined by the Company's management. The resulting difference between cost and market is included in income as an unrealized investment gain or loss. At December 31, 2008 the market value of marketable securities and not readily marketable investments exceeded cost by $184,330. At December 31, 2007 the market value of marketable securities exceeded the cost of marketable securities by $1,781,344. The Company's gain on marketable securities and not readily marketable investments is comprised of both realized and unrealized gains and losses.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables – Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. At December 31, 2008 and 2007, no allowance was deemed necessary by management.

Property, Equipment, and Software – Purchases of Property, Equipment, and Software are recorded at cost. Depreciation and amortization is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation and amortization expense totaled $82,397 and $88,489 for the years ended December 31, 2008 and 2007, respectively.

Property, Equipment, and Software are comprised of the following at December 31:

	2008	2007
Leasehold Improvements	$ 96,639	$ 96,639
Equipment	852,208	793,184
Software	300,000	300,000
	1,248,847	1,189,823
Less: Accumulated Depreciation	915,870	833,473
	$ 332,977	$ 356,350

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences caused by filing tax returns on the cash basis. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Advertising – The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $38,995 and $3,085 in 2008 and 2007, respectively.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassifications – Certain 2007 items have been reclassified to conform to the 2008 method of presentation.

NOTE 2 – NOT READILY MARKETABLE INVESTMENTS

The Company owned limited partnership interests, common stock, and other investments for which a ready market did not exist during the years ended December 31, 2008 and 2007. These investments, which were valued at their estimated fair value, as determined by the Company's management or by available market information, totaled $145,144 and $145,146 at December 31, 2008 and 2007, respectively.

NOTE 3 – NOTES RECEIVABLES – AFFILIATES

The Company has notes receivable from, affiliated companies which bear interest at market rates, and totaled $218,675 and $620,184 at December 31, 2008 and 2007, respectively.

NOTE 4 – INCOME TAXES

The Company's provision (credit) for income taxes is comprised of the following for the years ended December 31:

	2008	2007
Current	$(339,308)	$ 24,076
Deferred	(666,100)	239,900
	$(1,005,408)	$ 263,976

NOTE 4 – INCOME TAXES (CONTINUED)

At December 31, 2008 and 2007, deferred tax liabilities recognized for taxable temporary differences totaled approximately $120,000 and $971,400, respectively. Deferred tax assets recognized for deductible temporary differences totaled approximately $120,000 and $305,300, respectively. At December 31, 2008, the Company has a $345,000 corporate income tax refund receivable related to the carryback of approximately $1,050,000 in net operating losses from the year 2008.

The actual tax expense for 2008 and 2007 differs from the "expected tax expense (computed by applying the federal statutory tax rate of thirty-four percent to income before taxes) as a result of the net effect of federal surtax exemptions, tax-exempt income, non-deductible items, the impact of state income taxes, net operating loss carryovers, and charitable contribution deduction carryovers.

NOTE 5 – RETIREMENT PLAN

The Company maintains a 401(k) plan for the benefit of substantially all of its full time employees who are at least twenty-one years of age and have had at least one year of service. The plan is based on a voluntary salary reduction by employees. The Company provides a safe harbor match based on a certain percentage of each participant's plan contributions, not to exceed $3,500 per participant. The Company can also make discretionary contributions to the plan. Plan expense for the years ended December 31, 2008 and 2007 was $41,071 and $65,693, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has a lease for its Albany location, which expires in July 2013, for the use of office space with additional charges for common area maintenance. The Company's minimum annual lease obligation is approximately $115,000. Additional rent is provided for certain cost escalations.

The Company has a lease for its New York City location which expires in November 2009. The Company's minimum annual lease obligation is approximately $315,000. At December 31, 2008, the Company had an outstanding letter of credit for $88,602 with its New York City landlord, in lieu of a security deposit for the same amount.

NOTE 6 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has a lease for its Clifton Park location which requires monthly payments of $4,936 through June 2009.

Rent expense was $640,583 and $513,011 for the years ended December 31, 2008 and 2007, respectively.

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil actions. At this time the Company is not currently aware of any pending litigation that would have a material effect on the financial position of the firm. Accordingly, no provisions for losses, if any, are included in the financial statements. However, no assurances can be given as to the outcome of these proceedings.

NOTE 7 – PREFERRED STOCK

1987 Series

Dividends on 1987 Series Preferred Stock are cumulative and are determined by applying the applicable rate to the par value of outstanding shares times the number of days the shares are outstanding divided by 365 days. The rate is determined by the Company's Board of Directors on or about April 1 of each year to cover the period from April 1 through the following March 31. The rate is determined by adding three and one-half percentage points to the yield of seven year United States Treasury obligations in effect on March 15 of the applicable year. The rate used to calculate dividends on outstanding shares of Preferred Stock for the period April 1, 2007 through March 31, 2008, was 7.9%, and for the period April 1, 2008 through March 31, 2009, was 6.2%.

2008 Series

Dividends on 2008 Series Preferred Stock are cumulative and are determined by applying the applicable rate (5.75%) to the par value of outstanding shares times the number of days the shares are outstanding divided by 365 days.

NOTE 7 – PREFERRED STOCK (CONTINUED)

Preferred shares (1987 and 2008 series) are redeemable in whole or in part at the election of the Board of Directors on thirty days written notice at a price equal to $100 per share plus accrued but unpaid dividends. If the Board of Directors elects to redeem less than one hundred percent of outstanding Preferred Stock, the redemption will be pro-rated among holders of the outstanding Preferred Stock. Preferred stockholders (1987 series) have the right to require the Company to repurchase shares on ninety days written notice to the Company at a price equal to the par value of those shares plus accrued but unpaid dividends. The Company's obligation to repurchase Preferred Stock is limited to twenty-five percent of the originally issued and outstanding preferred shares. The Company is prohibited from repurchasing shares of Preferred Stock and distributing dividends, and the Preferred stockholders are prohibited from demanding such payments, if such a withdrawal would cause the Company to violate its net capital requirements and its legal capital requirements.

The Company had sales of treasury stock which totaled $20,000 and $13,000 in 2008 and 2007, respectively.

NOTE 8 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $100,000 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $127,577 and $829,313 as of December 31, 2008 and 2007, respectively. The Company's net capital ratio was approximately 2.49 to 1 and 1.25 to 1 at December 31, 2008 and 2007, respectively.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company had several different types of transactions with related parties during the years ended December 31, 2008 and 2007. The Company provides investment banking and management services to affiliates. A summary of the related party transactions, by category, are as follows as of, and for the years ending December 31:

	2008	2007
Advisory Fees, Commissions, and Other Income	$ 752,736	$ 701,145
Receivables – Other	48,176	115,311
Notes Receivable – Affiliates	218,675	620,184

NOTE 10 – ACCOUNTING PRONOUNCEMENT

The Financial Accounting Standards Board (FASB) has issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, effective for financial statements for years beginning after December 15, 2006. FASB later issued two FASB Staff Positions, deferring the effective date of FIN 48 for nonpublic companies' financial statements for years beginning after December 15, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statements No. 109, "*Accounting for Income Taxes*". FIN 48 will apply to all tax positions, including both positions in previously filed tax returns as well as positions expected to be taken in future returns. Management has not yet completed its analysis of the impact of implementing FIN 48, and accordingly no amounts have been reflected in these financial statements as a result of the future implementation of FIN 48 during the year ending December 31, 2009.

NOTE 11 – GOING CONCERN CONSIDERATIONS

As shown in the accompanying financial statements, the Company incurred a $1,867,162 loss from operations for the year ended December 31, 2008. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management has instituted a cost reduction program which included a reduction in salaries, benefits and certain operating expenses. In addition, the Company plans to obtain additional capital to fund the Company's operations and maintain capital requirements as required by the Securities and Exchange Commission. Management believes these factors will contribute towards achieving profitability. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying financial statements of **McGINN, SMITH & CO., INC.** as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 6, 2009 Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the contents of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 16, 2009

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULES 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	$ 58,310	$ 612,335
Accrued Retirement Plan Expense	41,071	65,693
Commissions Payable to Brokers	156,652	295,888
Dividends Payable	61,404	59,377
TOTAL AGGREGATE INDEBTEDNESS	$ 317,437	$ 1,033,293
NET CAPITAL		
Total Stockholders' Equity	$ 2,003,505	$ 2,937,527
Deferred Income Taxes Payable	-	666,100
TOTAL CAPITAL	2,003,505	3,603,627
DEDUCTIONS		
Not Readily Marketable Investments	145,144	145,146
Receivables – Other Than Clearing Agent	266,836	243,655
Receivables – Corporate Income Tax Refunds	345,000	-
Advances Due From Employees	344,485	357,756
Notes Receivable From Affiliates	218,675	620,184
Property, Equipment, and Software	332,977	356,350
Prepaid Expenses and Deposits	196,799	486,807
Haircut on Securities	26,012	564,416
TOTAL DEDUCTIONS	1,875,928	2,774,314
NET CAPITAL	127,577	829,313
REQUIRED NET CAPITAL	100,000	113,293
CAPITAL IN EXCESS OF REQUIREMENT	$ 27,577	$ 716,020
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.49 to 1	1.25 to 1

See Independent Auditors' Report on Supplemental Information

McGINN, SMITH & CO., INC.

RECONCILIATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 135,161	$ 839,224
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Adjustment of Cash Balances	-	(7,897)
Adjustment of Cash Surrender Value – Life Insurance	7,963	-
Adjustment of Dividend Payable	-	6,918
Adjustment of Accounts Payable and Accrued Expenses	(38,429)	(3,927)
Adjustment to Accrued Retirement Plan Expense	25,340	(4,193)
Adjustment to Haircut Calculation	(2,458)	(812)
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	(7,584)	(9,911)
NET CAPITAL AS ADJUSTED	$ 127,577	$ 829,313

See Independent Auditors' Report on Supplemental Information